Filed by NYSE Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Companies:

New York Stock Exchange, Inc.

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

Date: November 1, 2005

On November 1, 2005, the New York Stock Exchange, Inc. issued the following press release:

*    *    *

Release: November 1, 2005 Contact: Rich Adamonis Phone: 212.656.2140 Email: radamonis@nyse.com

NYSE Announces Third-Quarter 2005 Financial Results

Net Income Increased $19.9 Million Over Year-Ago Quarter

NEW YORK, November 1, 2005 – The New York Stock Exchange (NYSE) today reported net income of $22.0 million for the quarter ended September 30, 2005, compared to $2.1 million in the year-ago quarter and $13.0 million for the second quarter of 2005. These results reflect the restatement of NYSE’s financial earnings dating back to fiscal year 2002 that were announced in the NYSE Group’s Amendment No. 2 S-4 Registration Statement filed with the SEC on October 24, 2005.

Year-Over-Year Financial Highlights

Revenues, less Section 31 fees1, for third-quarter 2005 were $277.5 million, up $6.8 million or 2.5% versus the third-quarter of 2004. Regulatory fees increased $4.6 million or 15.9% to $33.8 million due to higher gross FOCUS (Financial and Operational Combined Uniform Single Report) revenues reported for the period. Investment and other income was $24.5 million, an increase of $11.6 million or 90.4% versus the year-ago quarter. The increase in investment and other income was the result of a portfolio restructuring in December 2004 to higher-yielding investments combined with a higher-interest-rate environment, additional fine income and non-recurring insurance claims received during the third-quarter 2005. Listing fee revenue was $85.4 million, an increase of $2.6 million or 3.2% due to additional shares outstanding. Declines in data-processing fees of $9.6 million or 17.8% were the result of decreased third-party usage of services provided by SIAC.2 Trading fees decreased by $3.1 million or 8.7%, even as NYSE average daily volume increased 14.7%. The decrease in trading fees is due to a one-time reimbursement of $2.4 million during the third quarter of 2005 and certain pricing caps being met by members.

Expenses were $240.6 million, down $27.9 million or 10.4% from third-quarter 2004. The decreases were due to reductions in professional services of $6.9 million or 18.2%, systems and related support of $4.1 million or 12.5%, and compensation costs of $11.4 million or 8.6%. These decreases were driven by cost-savings initiatives within NYSE including reduced spending in general and administrative

[1]	The NYSE pays SEC fees pursuant to Section 31 of the Exchange Act. These fees are designed to recover the costs of the government for the supervision and regulation of securities markets and securities professionals. The NYSE collects activity assessment fees from members and pays Section 31 fees (formerly named “SEC Activity Remittance”) to the SEC based on fee schedules determined by the SEC. The NYSE records activity assessment revenue and Section 31 fee expense on its condensed consolidated statement of income
[2]	SIAC operates on a cost-recovery model driven by its customers' demands. Under this model, any increases or decreases in SIAC's expenses result in a corresponding change in its revenue.

expenses, down $11.1 million or 42.9%. In addition to the costs savings initiatives, professional services were impacted by the reduction in legal expenses of $5.7 million for the quarter. Somewhat offsetting these decreases of expenses was an increase in depreciation and amortization expense of $5.2 million or 25.1% to $25.9 million primarily due to the acceleration of certain useful lives following a fourth-quarter 2004 review of depreciation policies.

Quarter-Over-Quarter Financial Highlights

Compared to the second quarter of 2005, third-quarter revenues, less Section 31 fees1, increased 0.4% or $1.2 million. Investment and other income increased by $10.6 million or 76.9% primarily due to additional fine income recognized during third-quarter 2005. Trading fees decreased by $5.2 million or 13.7% to $32.6 million as NYSE average daily volume decreased by 2.0%. In addition, a one-time reimbursement during the third quarter 2005 and certain pricing caps being met by members resulted in the decrease in trading fees. Data-processing fees decreased by $3.7 million or 7.7% to $44.1 million as a result of decreased third-party usage of services provided by SIAC. A decline in market-information fees of $3.3 million or 7.1% to $43.0 million was due to a decrease in NYSE share of trades from 89.0% to 86.7%.

Expenses decreased by $14.1 million or 5.5% quarter over quarter. While expenses were down generally, professional services, systems and related support and general and administrative costs were the main drivers of the decrease. Professional services decreased by $4.6 million or 12.8% as a result of a $4.5 million reduction in legal expenses. Systems and related support decreased by $2.9 million or 9.2% due to continued cost-savings initiatives across the organization. General and administrative expenses decreased by $3.1 million or 17.5% during the third quarter 2005 as compared to the second quarter primarily due to reduced advertising spending. Fourth quarter expenses, however, are expected to increase, primarily due to increased legal expenses.

Income Taxes

The effective consolidated income tax rate for the third quarter ended September 30, 2005 was 38.1%, up from 34.3% from the previous quarter. The increase is a result of the items that impact the effective tax rate, such as municipal interest, having a reduced effect on the increase of income before taxes for the quarter. For the third quarter of 2004, the NYSE had a tax benefit of $71 thousand as a result of the elimination of non-taxable items from income before taxes.

Capital

As of September 30, 2005, total members’ equity was $825.2 million and equity per member having distributive rights equaled $604,000.

About the NYSE

The New York Stock Exchange is the world’s leading equities market and home to 2,777 companies whose total global market capitalization is $21.0 trillion, including $7.6 trillion for 447 non-U.S. companies from 47 countries. Buyers and sellers meet directly in a fair, open and orderly market to realize the best possible price through the interplay of supply and demand. On an average day, 1.58 billion shares, valued at $55.0 billion, are traded on the NYSE. The NYSE provided the most competitive quotes in its listed stocks creating the National Best Bid and Offer more than 89% of the time. For more information please visit http://www.nyse.com.

New York Stock Exchange, Inc.

Condensed Consolidated Statements of Income

(unaudited)

	Three months ended			% of Change From
(Amounts in Thousands)	September 30, 2005	June 30, 2005	September 30, 2004	June 30, 2005	September 30, 2004
			(Restated)
Revenues:
Activity assessment fees	$198,660	$141,773	$66,661	40.1	198.0
Listing fees	85,428	85,465	82,793	(0.0)	3.2
Data processing fees	44,086	47,745	53,657	(7.7)	(17.8)
Market information fees	42,989	46,290	42,148	(7.1)	2.0
Trading fees	32,633	37,806	35,754	(13.7)	(8.7)
Regulatory fees	33,831	32,185	29,188	5.1	15.9
Facility and equipment fees	12,209	12,286	12,132	(0.6)	0.6
Membership fees	1,834	715	2,191	156.5	(16.3)
Investment and other income	24,488	13,844	12,861	76.9	90.4

Total revenues	$476,158	$418,109	$337,385	13.9	41.1
Section 31 fees	198,660	141,773	66,661	40.1	198.0

Revenues, less Section 31 fees	$277,498	$276,336	$270,724	0.4	2.5

Expenses:
Compensation	122,005	125,551	133,439	(2.8)	(8.6)
Systems and related support	28,974	31,895	33,117	(9.2)	(12.5)
Professional services	31,106	35,663	38,035	(12.8)	(18.2)
Depreciation and amortization	25,903	26,446	20,704	(2.1)	25.1
Occupancy	17,861	17,285	17,396	3.3	2.7
General and administrative	14,750	17,870	25,827	(17.5)	(42.9)

Total expenses	$240,599	$254,710	$268,518	(5.5)	(10.4)

Income before taxes and minority interest	36,899	21,626	2,206	70.6	1,572.7
Provision (benefit) for income taxes	14,064	7,415	(71)	89.7	(19,908.5)
Minority interest in income of consolidated subsidiary	835	1,225	175	(31.8)	377.1

Net Income	$22,000	$12,986	$2,102	69.4	946.5

*	NYSE revenues and expenses include the results of its two thirds- owned subsidiary, Securities Industry Automation Corp.
**	Certain prior period amounts have been reclassified to conform with current period presentation.

New York Stock Exchange, Inc.

Condensed Consolidated Statements of Income

(unaudited)

	Nine months ended		% of Change
(Amounts in Thousands)	September 30, 2005	September 30, 2004
		(Restated)
Revenues:
Activity assessment fees	433,373	291,265	48.8
Listing fees	256,888	247,808	3.7
Data processing fees	136,731	163,090	(16.2)
Market information fees	133,429	124,951	6.8
Trading fees	108,392	115,477	(6.1)
Regulatory fees	95,057	85,244	11.5
Facility and equipment fees	37,080	37,378	(0.8)
Membership fees	4,693	6,533	(28.2)
Investment and other income	70,090	33,201	111.1

Total revenues	$1,275,733	$1,104,947	15.5
Section 31 fees	433,373	291,265	48.8

Revenues, less Section 31 fees	$842,360	$813,682	3.5

Expenses:
Compensation	374,108	394,188	(5.1)
Systems and related support	92,611	104,458	(11.3)
Professional services	94,819	107,015	(11.4)
Depreciation and amortization	78,522	64,871	21.0
Occupancy	52,182	50,387	3.6
General and administrative	47,629	62,459	(23.7)

Total expenses	$739,871	$783,378	(5.6)

Income before taxes and minority interest	102,489	30,304	238.2
Provision for income taxes	40,288	9,028	346.3
Minority interest in income of consolidated subsidiary	1,195	1,003	19.1

Net Income	$61,006	$20,273	200.9

*	NYSE revenues and expenses include the results of its two thirds- owned subsidiary, Securities Industry Automation Corp.
**	Certain prior period amounts have been reclassified to conform with current period presentation.

New York Stock Exchange, Inc.

Condensed Consolidated Statements of Financial Condition

(Amounts in Thousands)	September 30, 2005	December 31, 2004
	(Unaudited)	(Restated)
Assets
Current Assets:
Cash and cash equivalents	$46,009	$15,456
Securities purchased under agreements to resell	43,431	55,209
Investment securities, at fair value	904,470	914,845
Accounts receivable, net	188,926	102,941
Taxes receivable	3,486	26,906
Deferred tax asset	67,848	83,039
Other assets	51,574	46,230

Total current assets	1,305,744	1,244,626
Property and equipment, at cost, less accumulated depreciation and amortization	332,019	343,424
Investments and affiliates, at cost	2,662	2,652
Non-current deferred tax asset	305,706	291,639
Other non-current assets	98,432	99,910

Total assets	$2,044,563	$1,982,251

Liabilities and equity of members:
Current liabilities:
Accounts payable	$58,321	$99,165
Accrued expenses	208,016	208,031
Deferred tax liability	9,050	11,264
Deferred revenue	148,807	85,955
Section 31 fees payable	71,087	82,482

Total current liabilities	495,281	486,897
Liabilities due after one year:
Accrued employee benefits	322,717	311,831
Non- current deferred tax liability	8,551	17,413
Deferred revenue	331,560	335,509
Other long-term liabilities	26,600	29,927

Total liabilities	1,184,709	1,181,577
Minority interest	34,611	33,206
Commitments and contingencies
Member’s equity:
Equity of members	828,037	767,032
Accumulated other comprehensive income/(loss)	(2,794)	436

Total equity of 1,366 members	825,243	767,468

Total liabilities and members’ equity	$2,044,563	$1,982,251

Equity per member having distributive rights	$604	$562

	Three Month Period Ended			Nine Month Period Ended
Operating Data	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Company Listings
NYSE Listed Companies (1)	2,777	2,780	2,747	2,777	2,747
No. of New Listings (2)	35	36	31	108	96
NYSE Share (%) of Domestic Qualified New Listings Proceeds (IPOs) (3)	89.0	96.1	76.2	93.9	88.8
NYSE Share (%) of International Qualified New Listings Proceeds (IPOs) (4)	86.2	100.0	100.0	92.2	97.0

Trading Activity: NYSE-Listed Common Stocks and Warrants (5)

Consolidated Average Daily Volume (millions of shares) (6)	1,936.8	1,918.7	1,576.9	1,946.5	1,755.4
% change from the same period in the prior year or quarter	22.8%	9.1%	-4.4%	10.9%	2.6%

NYSE Listed Average Daily Volume (millions of shares) (6)	1,464.0	1,494.7	1,276.2	1,507.3	1,389.5
% change from the same period in the prior year or quarter	14.7%	6.2%	-2.5%	8.5%	2.1%

NYSE Share of Trading - Full Day (%) (7)	75.6%	77.9%	80.9%	77.4%	79.2%
NYSE Share of Trading - Trading Hours (%) (8)	77.8%	79.9%	83.0%	79.5%	81.3%

Trading Activity : Other (9)
NYSE ETF Average Daily Volume (millions of shares) (10)	5.2	5.1	8.2	5.1	8.3
Average Daily Volume in Crossing Sessions,
Preferred Stocks and other issues (11)	55.9	64.7	39.3	58.0	40.6

Market Information
Tape A Share of Trades (%) (12)	86.7	89.0	91.8	88.4	90.9
Professional Subscribers	431,757	423,447	406,777	431,757	406,777

Regulatory Fees
Gross FOCUS Revenues ($ billions) (13)	49.2	47.0	39.4	134.0	109.3

Data Processing
% SIAC Revenues from Non-NYSE Customers	44.8	40.8	40.4	41.0	44.6

(1)	Number of listed companies as of period end.
(2)	Includes initial public offerings and transfers from other markets.
(3)	Proceeds raised by NYSE-listed domestic IPOs/Total proceeds raised by qualified domestic IPOs.
(4)	Proceeds raised by NYSE-listed international IPOs/Total proceeds raised by qualified international IPOs. The initial capital-raising event in the United States involving a listing of a non-U.S. issuer is deemed an IPO for international purposes.
(5)	This trading activity includes only trades executed in NYSE-listed common stocks and warrants, as defined by the NYSE, and it excludes any trading activity in NYSE’s preferred stocks, rights, structured products (including NYSE-listed exchange traded funds) and the NYSE’s four crossing sessions (which are periods during which trading takes place after the close of regular trading sessions).
(6)	Consolidated average daily volume includes the trading volume executed across all exchanges as reported to the consolidated tape between 4:00 am to 8:00 pm EST. NYSE-listed average daily volume includes the trading volume executed at the NYSE during the NYSE’s normal business hours of operation, or 9:30 am to 4:00 pm EST. Each of these figures is then divided by the appropriate number of trading days in the period.
(7)	In computing the NYSE’s full day share of trading, the numerator is the NYSE average daily volume executed during normal NYSE business hours (currently 9:30 am to 4:00 pm EST) and the denominator is the consolidated average daily volume executed full day or between 4:00 am to 8:00 pm EST.
(8)	The NYSE’s trading hours share of trading is calculated by taking the same NYSE numerator in (7) and dividing it by the amount of consolidated average daily volume executed during NYSE business hours.
(9)	This trading activity includes any volume executed at the NYSE that was not included in the NYSE’s previously calculated share of trading. It includes NYSE unlisted trading privilege trading in specific exchange-traded funds and in the NYSE’s crossing sessions, preferred stocks and other issues not previously included. (The unlisted trading privilege (“UTP”) is a right, provided by the Exchange Act, that permits securities listed on any national securities exchange and Nasdaq to be traded by other such exchanges.)
(10)	The NYSE first began trading exchange-traded funds on a UTP basis on 7/31/2001. The NYSE now trades 59 exchange-traded funds on a UTP basis, including the Standard & Poor’s Depositary Receipts® (SPY) and the Dow Industrials DIAMONDS® (DIA).
(11)	This is the amount of trading volume executed at the NYSE in NYSE-listed issues not currently included in our share of trading calculations. It includes preferred stocks, rights, structured products (including NYSE-listed exchange-traded funds) and the NYSE’s four crossing sessions.
(12)	Number of NYSE-listed shares traded on the NYSE trading floor / Total number of NYSE-listed shares traded.
(13)	Revenue reported by member broker-dealers on the “FOCUS” report, the regulatory requirement for member broker-dealers to report their financial condition. NYSE records revenue on a six-month lag; the data is provided on that basis.

# # # #

Important Acquisition Information with Respect to the Merger

In connection with the proposed merger of the New York Stock Exchange, Inc. (“NYSE”) and Archipelago Holdings, Inc. (“Archipelago”), NYSE Group, Inc. filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (File no: 333-126780), containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The registration statement has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC.

Such final documents, however, are not currently available. NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS ‘REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/ prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC’s website (http://www.sec.gov). Copies of the final joint proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving the NYSE and Archipelago, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the NYSE’s and Archipelago’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of the NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago’s website at http://www.Archipelago.com, and the registration statement on Form S-4 (File no: 333-126780) filed by NYSE Group, Inc. with the SEC.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.